Exhibit 99.1

Copa Holdings Announces Fourth Quarter and Full Year Financial Results Release Schedule

PANAMA CITY, January 14, 2025 (GLOBE NEWSWIRE) -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Fourth Quarter 2024
Date:	February 12, 2025
Time:	After US market close
This release will be available on our website:	https://copa.gcs-web.com/financial-information/quarterly-results

Earnings Conference Call and Webcast
Date:	February 13, 2025
Time:	11:00 AM US ET (11:00 AM Local Time)
Join by phone:	https://register.vevent.com/register/BI3d3cbd8e7b2244fdad7627b4aa596d8a
Webcast (listen-only):	https://copa.gcs-web.com/events-and-presentations

We encourage our listeners to join the conference via webcast. Please access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download, and install any necessary software.

If you are unable to listen to or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit www.copaair.com.

CPA-G

CONTACT: Daniel Tapia – Panama
Director – Investor Relations
011 (507) 304-2774